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                                                                     Exhibit 3.2

     9.C. Combination and Reclassification of Shares. Effective as of the close of business on the date of filing in the Department of State of the Commonwealth of Pennsylvania of these Articles of Amendment to the Articles of Incorporation, as amended (the "Effective Time"), each three issued and outstanding shares of Common Stock shall thereupon be combined into and reclassified as two shares of validly issued, fully paid and nonassessable Common Stock and (ii) each three issued and outstanding shares of the Class B Stock shall thereupon be combined into and reclassified as two shares of validly issued, fully paid and nonassessable Class B Stock. The number of authorized shares, the number of shares of treasury stock and the par value of the Common Stock and the Class B Stock shall not be affected by the foregoing combination of shares. Each stock certificate that prior to the Effective Time represented shares of Common Stock shall, following the Effective Time, represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate shall be combined, and each certificate that prior to the Effective Time represented shares of Class B Stock shall, following the Effective Time, represent the number of shares of Class B Stock into which the shares of Class B Stock represented by such certificate shall be combined. The Corporation shall not issue fractional shares or scrip as the result of the combination of shares, but shall arrange for the disposition of fractional shares on behalf of those record holders of Common Stock and Class B Stock at the Effective Time who would otherwise be entitled to fractional shares as a result of the combination of shares.